Tenaris S.A. Consolidated Condensed Interim Financial Statements for the
                   nine-month period ended September 30, 2007
--------------------------------------------------------------------------------




                                   FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of November 8, 2007



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                            Form 20-F      Form 40-F
                                     -----          -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No
                                    -----    -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . -

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2007.


                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 8, 2007



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

                                  TENARIS S.A.




               CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS



                               SEPTEMBER 30, 2007









46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg


Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2007
----------------------------------------------------------------------------------------------------------------------

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT


(all amounts in thousands of U.S. dollars,                Three-month period ended        Nine-month period ended
unless otherwise stated)                                       September 30,                   September 30,
                                                       ---------------------------------------------------------------
                                                Notes       2007            2006           2007            2006
                                                       ---------------------------------------------------------------
Continuing operations                                                           (Unaudited)
Net sales                                         2          2,523,553      1,803,598       7,553,058       5,266,835
Cost of sales                                   2 & 3      (1,436,511)      (866,310)     (4,132,567)     (2,585,898)
                                                       ---------------------------------------------------------------
Gross profit                                                 1,087,042        937,288       3,420,491       2,680,937
Selling, general and administrative expenses    2 & 4        (400,886)      (244,153)     (1,183,664)       (706,935)
Other operating income (expense), net             2              1,152          (359)        (11,508)           5,946
                                                       ---------------------------------------------------------------
Operating income                                               687,308        692,776       2,225,319       1,979,948
Interest income                                   5             22,666         17,687          65,065          43,303
Interest expense                                  5           (79,770)       (15,482)       (205,493)        (41,558)
Other financial results                           5           (12,900)        (6,483)        (10,822)           8,601
                                                       ---------------------------------------------------------------
Income before equity in earnings of
associated companies and income tax                            617,304        688,498       2,074,069       1,990,294
Equity in earnings of associated companies                      18,280         29,653          73,585          76,725
                                                       ---------------------------------------------------------------
Income before income tax                                       635,584        718,151       2,147,654       2,067,019
Income tax                                                   (199,220)      (210,533)       (667,410)       (626,298)
                                                       ---------------------------------------------------------------
Income for continuing operations                               436,364        507,618       1,480,244       1,440,721

Discontinued operations
Income for discontinued operations                                   -          2,338               -           6,689
                                                       ---------------------------------------------------------------

Income for the period                                          436,364        509,956       1,480,244       1,447,410
                                                       ---------------------------------------------------------------

Attributable to:
Equity holders of the Company                                  400,952        479,105       1,377,206       1,370,564
Minority interest                                               35,412         30,851         103,038          76,846
                                                       ---------------------------------------------------------------
                                                               436,364        509,956       1,480,244       1,447,410
                                                       ---------------------------------------------------------------


Earnings per share attributable to the equity
holders of the Company during the period
Weighted average number of ordinary shares
(thousands)                                                  1,180,537      1,180,537       1,180,537       1,180,537

Earnings per share (U.S. dollars per share)                       0.34           0.41            1.17            1.16

Earnings per ADS (U.S. dollars per ADS)                           0.68           0.81            2.33            2.32

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.


Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2007
----------------------------------------------------------------------------------------------------------------------

CONSOLIDATED CONDENSED INTERIM BALANCE SHEET

(all amounts in thousands of U.S. dollars)               At September 30, 2007           At December 31, 2006
                                                      ----------------------------   -----------------------------
                                              Notes           (Unaudited)
ASSETS
Non-current assets
  Property, plant and equipment, net            6         3,286,163                      2,939,241
  Intangible assets, net                        6         4,900,650                      2,844,498
  Investments in associated companies                       487,662                        422,958
  Other investments                                          43,912                         26,834
  Deferred tax assets                                       337,807                        291,641
  Receivables                                                56,067     9,112,261           41,238      6,566,410
                                                      --------------                 --------------

Current assets
  Inventories                                             2,642,851                      2,372,308
  Receivables and prepayments                               234,040                        272,632
  Current tax assets                                        221,713                        202,718
  Trade receivables                                       1,717,578                      1,625,241
  Non current assets held for sale                           10,128                              -
  Other investments                                         214,446                        183,604
  Cash and cash equivalents                               1,651,780     6,692,536        1,372,329      6,028,832
                                                      ----------------------------   -----------------------------
Total assets                                                           15,804,797                      12,595,242
                                                                    --------------                 ---------------

EQUITY
Capital and reserves attributable to the
Company's equity holders
  Share capital                                           1,180,537                      1,180,537
  Legal reserves                                            118,054                        118,054
  Share premium                                             609,733                        609,733
  Currency translation adjustments                          230,441                          3,954
  Other reserves                                             20,528                         28,757
  Retained earnings                                       4,420,629     6,579,922        3,397,584      5,338,619
                                                      ----------------------------   -----------------------------
Minority interest                                                         477,759                         363,011
                                                                    --------------                 ---------------
Total equity                                                            7,057,681                       5,701,630
                                                                    --------------                 ---------------

LIABILITIES
Non-current liabilities
  Borrowings                                              3,769,956                      2,857,046
  Deferred tax liabilities                                1,360,203                        991,945
  Other liabilities                                         204,151                        186,724
  Provisions                                                 91,199                         92,027
  Trade payables                                                 31     5,425,540              366      4,128,108
                                                      --------------                 --------------

Current liabilities
  Borrowings                                              1,139,789                        794,197
  Current tax liabilities                                   441,200                        565,985
  Other liabilities                                         302,347                        187,701
  Provisions                                                 25,354                         26,645
  Customer advances                                         601,788                        352,717
  Trade payables                                            811,098     3,321,576          838,259      2,765,504
                                                      ----------------------------   -----------------------------
Total liabilities                                                       8,747,116                       6,893,612
                                                                    --------------                 ---------------
Total equity and liabilities                                           15,804,797                      12,595,242
                                                                    --------------                 ---------------

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 8.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.


Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2007
---------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

                                      -------------------------------------------------------------------------------------
                                                Attributable to equity holders of the Company
                                      ---------------------------------------------------------------
                                                                                Currency
                                       Share     Legal      Share      Other  translation  Retained    Minority
                                      Capital   Reserves   Premium    Reserves adjustment Earnings(*)  Interest   Total
                                      -------------------------------------------------------------------------------------
                                                                                                                (Unaudited)
Balance at January 1, 2007            1,180,537   118,054    609,733    28,757      3,954    3,397,584  363,011   5,701,630
                                      -------------------------------------------------------------------------------------

Currency translation differences              -         -          -         -    226,487            -   36,242     262,729
Change in equity reserves                     -         -          -   (8,229)          -            -        -     (8,229)
Acquisition and decrease of minority
 interest                                     -         -          -         -          -            -   20,783      20,783
Dividends paid in cash                        -         -          -         -          -    (354,161) (45,315)   (399,476)
Income for the period                         -         -          -         -          -    1,377,206  103,038   1,480,244

                                      -------------------------------------------------------------------------------------
Balance at September 30, 2007         1,180,537   118,054    609,733    20,528    230,441    4,420,629  477,759   7,057,681
                                      -------------------------------------------------------------------------------------

                                      -------------------------------------------------------------------------------------
                                                Attributable to equity holders of the Company
                                      ---------------------------------------------------------------
                                                                                Currency
                                       Share     Legal      Share      Other  translation  Retained    Minority
                                      Capital   Reserves   Premium    Reserves adjustment  Earnings    Interest    Total
                                      -------------------------------------------------------------------------------------
                                                                                                                (Unaudited)
Balance at January 1, 2006            1,180,537   118,054    609,733     2,718   (59,743)    1,656,503  268,071   3,775,873
                                      -------------------------------------------------------------------------------------

Currency translation differences              -         -          -         -     30,372            -   13,090      43,462
Change in equity reserves                     -         -          -    26,117          -            -        -      26,117
Acquisition and increase of minority
 interest                                     -         -          -         -          -            - (10,131)    (10,131)
Dividends paid in cash                        -         -          -         -          -    (204,233) (19,621)   (223,854)
Income for the period                         -         -          -         -          -    1,370,564   76,846   1,447,410

                                      -------------------------------------------------------------------------------------
Balance at September 30, 2006         1,180,537   118,054    609,733    28,835   (29,371)    2,822,834  328,255   5,058,877
                                      -------------------------------------------------------------------------------------

(*) Retained Earnings calculated in accordance with Luxembourg Law are disclosed in Note 8.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.



CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENT


                                                                                   Nine-month period ended
                                                                                        September 30,
                                                                              ---------------------------------
(all amounts in thousands of U.S. dollars)                                          2007               2006
                                                                              ---------------------------------
                                                                                          (Unaudited)
Cash flows from operating activities
Income for the period                                                               1,480,244        1,447,410
Adjustments for:
Depreciation and amortization                                                         371,647          166,008
Income tax accruals less payments                                                   (220,582)            1,947
Equity in earnings of associated companies                                           (73,585)         (76,725)
Interest accruals less payments, net                                                   63,519            1,456
Income from disposal of investment                                                          -          (6,933)
Changes in provisions                                                                 (4,279)            8,207

Changes in working capital                                                             94,669        (250,654)
Other, including currency translation adjustment                                       77,498           21,447
                                                                              ---------------------------------
Net cash provided by operating activities                                           1,789,131        1,312,163
                                                                              ---------------------------------

Cash flows from investing activities
Capital expenditures                                                                (334,568)        (302,077)
Acquisitions of subsidiaries and minority interest (see Note 9)                   (1,927,227)         (39,828)
Other disbursements relating to the acquisition of Hydril                            (71,580)                -
Decrease in subsidiaries                                                              (1,195)                -
Proceeds from disposal of property, plant and equipment and intangible
assets                                                                                  6,923           16,568
Dividends received                                                                     11,496                -
Changes in restricted bank deposits                                                         -            2,027
Investments in short terms securities                                                (30,842)         (14,744)
                                                                              ---------------------------------
Net cash used in investing activities                                             (2,346,993)        (338,054)
                                                                              ---------------------------------

Cash flows from financing activities
Dividends paid                                                                      (354,161)        (204,233)
Dividends paid to minority interest in subsidiaries                                  (45,315)         (19,621)
Proceeds from borrowings                                                            2,451,963          293,845
Repayments of borrowings                                                          (1,247,324)        (443,328)
                                                                              ---------------------------------
Net cash provided by (used in) financing activities                                   805,163        (373,337)
                                                                              ---------------------------------
Increase in cash and cash equivalents                                                 247,301          600,772

Movement in cash and cash equivalents
At beginning of the period                                                          1,365,008          680,591
Effect of exchange rate changes                                                        36,245          (4,951)
Increase in cash and cash equivalents                                                 247,301          600,772
                                                                              ---------------------------------
At September 30,                                                                    1,648,554        1,276,412
                                                                              ---------------------------------

                                                                                       At September 30,
                                                                              ---------------------------------
Cash and cash equivalents                                                            2007              2006
                                                                              ---------------------------------
Cash and bank deposits                                                              1,651,780        1,295,184
Bank overdrafts                                                                       (3,205)         (18,751)
Restricted bank deposits                                                                 (21)             (21)
                                                                              ---------------------------------
                                                                                    1,648,554        1,276,412
                                                                              ---------------------------------

Non-cash financing activity
Conversion of debt to equity in subsidiaries
                                                                                       35,140                -

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


        Index to the notes to the consolidated condensed interim financial statements

    1   General information and basis of presentation
    2   Segment information
    3   Cost of sales
    4   Selling, general and administrative expenses
    5   Financial income (expenses), net
    6   Property, plant and equipment and Intangible assets, net
    7   Dividends per share
    8 Contingencies, commitments and restrictions to the distribution of profits
    9 Business acquisitions, incorporation of subsidiaries and other significant events
    10  Non current assets held for sale and discontinued operations
    11  Related Party Disclosures

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1      General information and basis of presentation

Tenaris S.A. (the "Company"), a Luxembourg corporation (societe anonyme holding), was incorporated on December 17, 2001 as a holding company for investments in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these financial statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the Company's subsidiaries is included in Note 32 to the audited Consolidated Financial Statements for the year ended December 31, 2006 and updated in Note 9 to these consolidated condensed interim financial statements.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of these consolidated condensed interim financial statements are consistent with those used in the Audited Consolidated Financial Statements for the year ended December 31, 2006. These consolidated condensed interim financial statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2006, which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

In May 2007, Tenaris acquired Hydril Company ("Hydril"), a company engaged in engineering, manufacturing and selling of premium connections and pressure control products for oil and gas drilling production. Hydril's premium connections business was allocated to the Tubes segment and a new segment was created -Pressure Control- for Hydril's pressure control business.

The Tubes segment includes the operations that consist in the production and selling of both seamless and welded steel tubular products and related services mainly for energy and industrial applications.

The Projects segment includes the operations that consist in the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects.

The Pressure Control segment includes the operations that consist in the production and selling of products such as blowout preventers and subsea control systems and related products used in oil and gas drilling applications.

The Others segment includes the operations that consist in the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials, such as hot briquetted iron, or HBI, that exceed Tenaris's internal requirements.

Corporate general and administrative expenses have been allocated to the Tubes segment.

The preparation of consolidated condensed interim financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the consolidated condensed interim income statement under Other financial results.

These consolidated condensed interim financial statements were approved for issue by Tenaris's Board of Directors on November 7, 2007.


2        Segment information

Reportable operating segments

                             --------------------------------------------------------------------------------------------
(all amounts in thousands                                                                    Total            Total
of U.S. dollars)                                              Pressure                     Continuing      Discontinued
                                    Tubes        Projects      Control       Others        operations      operations (*)
                             --------------------------------------------------------------------------------------------
                                                                           (Unaudited)
Nine-month period ended
September 30, 2007
Net sales                          6,399,655      560,871       139,018       453,514         7,553,058                -
Cost of sales                    (3,291,194)    (396,979)      (91,015)     (353,379)       (4,132,567)                -
                             --------------------------------------------------------------------------------------------
Gross profit                       3,108,461      163,892        48,003       100,135         3,420,491                -
Selling, general and
administrative expenses          (1,035,141)     (60,181)      (22,756)      (65,586)       (1,183,664)                -
Other operating income
(expenses), net                     (16,323)        2,977         (433)         2,271          (11,508)                -
                             --------------------------------------------------------------------------------------------
Operating income                   2,056,997      106,688        24,814        36,820         2,225,319                -

Depreciation and
amortization                         323,673       14,331        13,790        19,853           371,647                -

Nine-month period ended
September 30, 2006
Net sales                          4,694,370      281,089             -       291,376         5,266,835          401,073
Cost of sales                    (2,179,881)    (202,050)             -     (203,967)       (2,585,898)        (388,117)
                             --------------------------------------------------------------------------------------------
Gross profit                       2,514,489       79,039             -        87,409         2,680,937           12,956
Selling, general and
administrative expenses            (610,187)     (50,588)             -      (46,160)         (706,935)          (5,947)
Other operating income
(expenses), net                        5,411          570             -          (35)             5,946            2,519
                             --------------------------------------------------------------------------------------------
Operating income                   1,909,713       29,021             -        41,214         1,979,948            9,528

Depreciation and
amortization                         140,844       15,071             -         8,590           164,505            1,503

Geographical information

                                 ----------------------------------------------------------------------------------------
(all amounts in thousands of                                          Middle                    Total         Total
U.S. dollars)                    North         South                  East &    Far East     Continuing    Discontinued
                                  America     America     Europe      Africa    & Oceania    operations    operations (*)
                                 ----------------------------------------------------------------------------------------
Nine-month period ended                                               (Unaudited)
September 30, 2007

Net sales                         2,393,551   1,648,514   1,246,614   1,647,244     617,135     7,553,058              -
Depreciation and amortization       212,681      90,416      61,103         815       6,632       371,647              -

Nine-month period ended
September 30, 2006

Net sales                         1,321,558   1,091,230     993,777   1,335,281     524,989     5,266,835        401,073
Depreciation and amortization        44,940      69,723      44,803         583       4,456       164,505          1,503

(*) Corresponds to Dalmine Energie operations.

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company's country of incorporation (Luxembourg). For geographical information purposes, "North America" comprises Canada, Mexico and the USA; "South America" comprises principally Argentina, Brazil and Venezuela; "Europe" comprises principally France, Germany, Italy, Norway, Romania and the United Kingdom; "Middle East and Africa" comprises principally Algeria, Egypt, Nigeria, Saudi Arabia and the United Arab Emirates; "Far East and Oceania" comprises principally China, Indonesia, Japan and South Korea.


3        Cost of sales

                                                               Nine-month period ended
                                                                    September 30,
                                                           -------------------------------
(all amounts in thousands of U.S. dollars)                      2007            2006
                                                           -------------------------------
                                                                     (Unaudited)
Inventories at the beginning of the period                     2,372,308        1,376,113

Plus: Charges of the period
Raw materials, energy, consumables and other                   3,003,477        2,367,881
Increase in inventory due to business combinations               152,500            5,033
Services and fees                                                293,941          275,865
Labor cost                                                       542,308          346,522
Depreciation of property, plant and equipment                    191,939          144,390
Amortization of intangible assets                                  1,015            2,163
Maintenance expenses                                             139,406           82,128
Provisions for contingencies                                       3,212                -
Allowance for obsolescence                                        16,429            6,932
Taxes                                                              5,428            2,964
Other                                                             53,455           32,747
                                                           -------------------------------
                                                               4,403,110        3,266,625
Less: Inventories at the end of the period                   (2,642,851)      (1,668,723)
                                                           -------------------------------
                                                               4,132,567        2,974,015
From Discontinued operations                                           -        (388,117)
                                                           -------------------------------
                                                               4,132,567        2,585,898
                                                           -------------------------------

4        Selling, general and administrative expenses

                                                                Nine-month period ended
                                                                     September 30,
                                                           --------------------------------
  (all amounts in thousands of U.S. dollars)                       2007             2006
                                                           --------------------------------
                                                                      (Unaudited)
  Services and fees                                               144,071           87,477
  Labor cost                                                      297,446          194,589
  Depreciation of property, plant and equipment                     9,731            6,473
  Amortization of intangible assets                               168,962           12,982
  Commissions, freight and other selling expenses                 339,983          261,127
  Provisions for contingencies                                     24,872            7,915
  Allowances for doubtful accounts                                  3,961            1,991
  Taxes                                                           108,467           81,684
  Other                                                            86,171           58,644
                                                           --------------------------------
                                                                1,183,664          712,882
  From Discontinued operations                                          -          (5,947)
                                                           --------------------------------
                                                                1,183,664          706,935
                                                           --------------------------------

5        Financial income (expenses), net

                                                    Nine-month period ended
                                                         September 30,
                                                 -------------------------------
(all amounts in thousands of U.S. dollars)               2007           2006
                                                 -------------------------------
                                                            (Unaudited)
Interest expense                                       (205,493)       (42,292)
Interest income                                           65,065         43,818
                                                 -------------------------------
Interest net                                           (140,428)          1,526
Net foreign exchange transaction results and
changes in fair value of derivative instruments          (3,626)          9,304
Other                                                    (7,196)             88
                                                 -------------------------------
Other financial results                                 (10,822)          9,392
                                                 -------------------------------
Net financial results                                  (151,250)         10,918
From Discontinued operations                                   -          (572)
                                                 -------------------------------
                                                       (151,250)         10,346
                                                 -------------------------------

Each comparative item included in this note differs from its corresponding line in the income statement because it includes discontinued operations' results.

Tenaris has identified certain embedded derivatives and in accordance with IAS 39 ("Financial Instruments: Recognition and Measurement") accounted them separately from their host contracts. This result has been recognized under "Net foreign exchange transaction results and changes in fair value of derivative instruments".


6        Property, plant and equipment and Intangible assets, net


(all amounts in thousands of U.S. dollars)    Net Property,         Net
                                                Plant and        Intangible
                                                Equipment          Assets
                                             ---------------   --------------
                                               (Unaudited)       (Unaudited)
Nine-month period ended September 30, 2007
Opening net book amount                           2,939,241        2,844,498
Currency translation differences                    105,782           84,024
Additions                                           317,813           16,755
Increase due to business combinations               152,540        2,135,195
Disposals                                           (6,741)            (182)
Transfers                                           (1,406)            1,406
Reclassifications                                  (19,396)         (11,069)
Depreciation / Amortization charge                (201,670)        (169,977)

                                             ---------------   --------------
At September 30, 2007                             3,286,163        4,900,650
                                             ---------------   --------------


7        Dividends per share

On June 6, 2007, the Company's shareholders approved an annual dividend in the amount of $0.30 per share of common stock currently issued and outstanding, which in the aggregate amounted to approximately $354 million. The cash dividend was paid on June 21, 2007.

On June 7, 2006, the Company's shareholders approved an annual dividend in the amount of $0.30 per share of common stock currently issued and outstanding. The amount approved included the interim dividend previously paid on November 16, 2005, in the amount of $0.127 per share. Tenaris paid the balance of the annual dividend amounting to $0.173 per share ($0.346 per ADS) on June 16, 2006. In the aggregate, the interim dividend paid in November 2005 and the balance paid in June 2006 amounted to approximately $354 million.

8 Contingencies, commitments and restrictions to the distribution of profits

This note should be read in conjunction with Note 26 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2006. Significant changes or events since the date of such financial statements are the following:

Asbestos-related Litigation

In addition to the previously known 12 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980, 40 asbestos-related out-of-court claims and 1 civil party claim, 2 new asbestos-related out-of-court claims have been notified to Tenaris's subsidiary Dalmine during third quarter 2007; while 1 claim was adjudicated, dismissed or settled. Accordingly, as of September 30, 2007, the total asbestos-related claims pending against Dalmine are 54 (of which, 3 are covered by insurance). Aggregate settlement costs to date are Euro 5.1 million. Dalmine estimates that its potential liability in connection with the claims above that are not yet settled is approximately Euro 17.7 million ($25.1 million) of which Euro 8.7 million ($12.3 million) relate to the claims and proceedings notified to Dalmine during 2007.

Accruals for Dalmine's potential liability are based on the average of the amounts paid by Dalmine for asbestos-related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and are instead to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.

Maverick litigation

On December 11, 2006, The Bank of New York ("BNY"), as trustee for the holders of Tenaris's subsidiary Maverick Tube Corporation ("Maverick") 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY ("Noteholders"), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris's acquisition of Maverick triggered the "Public Acquirer Change of Control" provision of Indenture, asserting breach of contract claim against Maverick for refusing to deliver the consideration specified in the Public Acquirer Change of Control provision of the Indenture to Noteholders who entered their notes for such consideration. This complaint seeks a declaratory judgement that Tenaris's acquisition of Maverick was a Public Acquirer Change of Control under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. Briefing on the motions has been completed.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these financial statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million.

European Commission Fine

On January 25, 2007, the Court of Justice of the European Commission confirmed the December 8, 1998 decision by the European Commission to fine eight international steel pipe manufacturers, including Dalmine, for violation of European competition laws. Pursuant to the Court's decision, Dalmine is required to pay a fine of Euro 10.1 million plus interest ($13.3 million plus interest). Since the infringements for which the fine was imposed took place prior to the acquisition of Dalmine by Tenaris in 1996, Dalmine's former owner, has reimbursed Dalmine for 84.1% of the fine. The remaining 15.9% of the fine has been paid out in 2007 of the provision that Dalmine established in 1999 for such proceeding.

8 Contingencies, commitments and restrictions to the distribution of profits (Cont'd)

Customer Claim

A lawsuit was filed on September 6, 2007 against Tenaris's subsidiary Maverick Tube Corporation ("Maverick"), alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing and the complete loss of one natural gas production well. Plaintiff seeks compensatory and punitive damages of $25 million in its original petition. On September 10, 2007, this lawsuit was tendered to Maverick's insurer and on September 26, 2007, Maverick received the insurer's agreement to provide a defense. No provision was recorded on these financial statements.

Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted a number of units equivalent in value to the equity book value per share (excluding minority interest). The units will be vested over a period of four years and Tenaris will redeem vested units following a period of ten years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders.

Compensation under this program is not expected to exceed 35% in average of the total annual compensation of the beneficiaries.

The total value of the units granted to date under the program, considering the number of units and the book value per share as of September 30, 2007, is $7.6 million. As of September 30, 2007, Tenaris has recorded a total liability of $14.3 million taking into account expected industry growth and discount rate.

Commitments

Set forth is a description of Tenaris's main outstanding commitments:

     o A Tenaris company is a party to a ten year raw material purchase contract with QIT, under which it committed to purchase steel bars, with deliveries starting in July 2007. The estimated aggregate amount of the contract at current prices is approximately $299 million.

     o A Tenaris company is a party to a five year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007. Prices are adjusted quarterly in accordance with market conditions and the estimated aggregate amount of the contract at current prices is approximately $1,053 million.

     o A Tenaris company is a party to a steel supply agreement with IPSCO, under which it is committed to purchase steel until 2011. Prices are adjusted monthly or quarterly and the estimated aggregate amount of the contract at current prices is approximately $123 million. Each party may terminate this agreement at any time upon a one-year notice.

     o A Tenaris company is a party to transportation capacity agreements with Transportadora de Gas del Norte S.A. for capacity of 1,000,000 cubic meters per day until 2017. As of September 30, 2007, the outstanding value of this commitment was approximately $55.4 million. The Tenaris company also expects to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. This commitment is subject to the enlargement of certain pipelines in Argentina.

     o A Tenaris company is party to a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas. Under this contract, the Tenaris company is required to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. This outsourcing contract is due to terminate in 2018.

8 Contingencies, commitments and restrictions to the distribution of profits (Cont'd)

Restrictions to the distribution of profits and payment of dividends

As of September 30, 2007, shareholders' equity as defined under Luxembourg law and regulations consisted of the following:

(all amounts in thousands of U.S. dollars)                         (unaudited)
Share capital                                                       1,180,537
Legal reserve                                                         118,054
Share premium                                                         609,733
Retained earnings including net income for the nine-month
period ended September 30, 2007                                     2,095,862
                                                               ---------------
Total shareholders equity in accordance with Luxembourg law         4,004,186
                                                               ---------------

At least 5% of the Company's net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company's share capital. As of September 30, 2007, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations and providing the compliance of the covenant related to restricted payments stated in Note 9.

At September 30, 2007, retained earnings under Luxembourg law totalled $2,095.9 million, as detailed below.

(all amounts in thousands of U.S. dollars)                         (unaudited)
Retained earnings at December 31, 2006 under Luxembourg law         1,527,096
Dividends received                                                    897,110
Other income and expenses for the nine-month period
ended September 30, 2007                                               25,817
Dividends paid                                                      (354,161)
                                                               ---------------
Retained earnings at September 30, 2007 under Luxembourg law        2,095,862
                                                               ---------------

9 Business acquisitions, incorporation of subsidiaries and other significant events

(a) Acquisition of Hydril Company

On May 7, 2007, Tenaris paid $2.0 billion to acquire Hydril, a North American manufacturer of premium connections and pressure control products for the oil and gas industry. To finance the acquisition, Tenaris entered into syndicated loans in the amount of $2.0 billion, of which $0.5 billion were used to refinance an existing loan in the Company. The balance of the acquisition cost was paid out of cash on hand. Of the loan amount, $1.7 billion was allocated to the Company and the balance to Hydril.

The main covenants on these loan agreements are limitations on liens and encumbrances, restrictions on investments and capital expenditures, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio in Hydril's syndicated loan agreement, and leverage ratio and debt service coverage ratio in the Company's syndicated loan agreement). In addition, the Company's syndicated loan agreement is secured with a pledge of 100% of Hydril's shares; immediately upon each payment or prepayment under this agreement, the number of shares subject to the pledge shall be reduced proportionally, and the pledge will be completely released immediately after the aggregate outstanding principal amount of the loan is less than or equal to $600 million. The Company is allowed to make payments such as dividends, repurchase or redemption of shares up to the greater of $475 million or 25% of the consolidated operating profit for the previous fiscal year; once the outstanding amount of this facility does not exceed $1,000 million, no such restrictions will apply.

9 Business acquisitions, incorporation of subsidiaries and other significant events (Cont'd)

(a) Acquisition of Hydril Company (Cont'd)

On October 29, 2007, Tenaris gave notice to the administrative agent under its syndicated loan agreement entered into to finance the acquisition of Hydril, of its commitment to prepay, on November 8, 2007, loans there under in a principal amount of $0.7 billion plus accrued interest thereon to such date. Immediately upon such prepayment, approximately 64% of Hydril shares shall be released from the pledge granted to secure the obligations under the loan agreement, and all dividend restrictions under the syndicated loan agreement will cease to apply.

Tenaris began consolidating Hydril's balance sheet and results of operations since May, 2007.

Pro forma data including acquisitions for the nine-month period ended September 30, 2007

Had the Hydril transaction been consummated on January 1, 2007, then Tenaris's unaudited pro forma net sales and net income for the nine-month period ended September 30, 2007 would have been approximately $7.7 billion and $1.5 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained under US GAAP prior to such acquisition and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the acquisition as described in Note 9(a) considering the repayment stated in Note 9(b). Carrying amounts of assets, liabilities and contingent liabilities in Hydril's books, determined in accordance with IFRS immediately before the combination are not disclosed separately, as Hydril did not report financial information under IFRS.

(b) Acquisition of Maverick

On October 5, 2006, Tenaris completed its acquisition of Maverick, pursuant to which, Maverick merged with and into a wholly owned subsidiary of Tenaris. On that date, Tenaris paid $65 per share in cash for each issued and outstanding share of Maverick's common stock. The value of the transaction at the acquisition date was $3,160 million, including Maverick's financial debt. Tenaris began consolidating Maverick's balance sheet and results of operations in the fourth quarter of 2006.

A Tenaris syndicated loan facility in an aggregate principal amount of $500 million, which had been incurred in connection with the Maverick acquisition, was prepaid in its entirety in May 2007, and upon such prepayment the previous pledge on Maverick's shares was released. During this quarter, Tenaris's subsidiary Algoma Tubes syndicated loan facility in an aggregate amount of $100 million was prepaid in its entirety.

 (c) Minority Interest

During the nine-month period ended September 30, 2007, additional shares of Silcotub and Dalmine were acquired from minority shareholders for an aggregate purchase price of approximately $3.3 million.

Effective July 12, 2007 Silcotub was delisted from the Romanian Stock Exchange.

9 Business acquisitions, incorporation of subsidiaries and other significant events (Cont'd)

The assets and liabilities arising from the acquisitions are as a follows:

                                      Nine-month period ended September 30,
                                  ----------------------  ---------------------
                                          2007                    2006
                                  ----------------------  ---------------------
Other assets and liabilities (net)            (348,876)                  5,052
Property, plant and equipment                   152,540                 22,892
Customer relationships / Backlog                593,800                      -
Trade names                                     149,100                      -
Proprietary technology                          333,400                      -
Goodwill                                      1,042,015                  1,402
                                  ----------------------  ---------------------
Net assets acquired                           1,921,979                 29,346
Minority interest                                 5,248                 10,131
                                  ----------------------  ---------------------
Sub-total                                     1,927,227                 39,477
Cash-acquired                                   117,326                      -
                                  ----------------------  ---------------------
Purchase consideration                        2,044,553                 39,477
                                  ----------------------  ---------------------



Businesses acquired during the nine-month period ended September 30, 2007 contributed revenues of $266.9 million and an operating income of $34.9 million. Businesses acquired during the nine-month period ended September 30, 2006 did not materially contribute to the Tenaris's revenue and operating income.

 10      Non current assets held for sale and discontinued operations

(a) Subsequent event: Sale of 25% interest in Dalmine Energie S.p.A. ("Dalmine Energie")

On November 5, 2007, Tenaris completed the sale of its remaining 25% interest in Dalmine Energie to E.ON Sales and Trading GmbH, an indirect subsidiary of E.ON AG (E.ON), for a purchase price of approximately $28.0 million. As a result, Tenaris has classified its 25% participation in Dalmine Energie as an asset held for sale in accordance with IFRS 5 - "Non-current Assets Held for Sale and Discontinued Operations."

(b) Sale of a 75% interest in Dalmine Energie

On December 1, 2006, Tenaris completed for $58.9 million the sale of a 75% participation of Dalmine Energie, its Italian supply business, to E.ON.

This note should be read in conjunction with Note 30 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2006.

Analysis of the result of discontinued operations:
                                                         September 30, 2006
                                                        ----------------------
Net sales                                                             401,073
Cost of sales                                                       (388,117)
                                                        ----------------------
Gross profit                                                           12,956
Selling, general and administrative expenses                          (5,947)
Other operating income (expense), net                                   2,519
                                                        ----------------------
Operating income                                                        9,528
Interest income                                                           515
Interest expense                                                        (734)
Other financial results                                                   791
                                                        ----------------------
Income before equity in earnings of associated companies
 and income tax                                                        10,100
Equity in earnings of associated companies                                  -
                                                        ----------------------
Income before income tax                                               10,100
Income tax                                                            (3,411)
                                                        ----------------------
Income for the period from discontinued operations                      6,689
                                                        ----------------------

10       Non current assets held for sale and discontinued operations (Cont'd)

Cash and cash equivalents from discontinued operations increased by $3.0 million in the nine-month period ended September 30, 2006.

11       Related party disclosures

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which owns 60.4% of the Company's outstanding shares through its wholly-owned subsidiary I.I.I. Industrial Investments Inc., a Cayman Islands corporation. Tenaris's directors and executive officers as a group own 0.2% of the Company's shares, while the remaining 39.4% is publicly traded. The ultimate controlling entity of the Company is Rocca & Partners.

At September 30, 2007, the closing price of Ternium ADS as quoted on the New York Stock Exchange was $31.40 per ADS, giving Tenaris's ownership stake a market value of approximately $721 million. At September 30, 2007, the carrying value of Tenaris's ownership stake in Ternium was approximately $468 million.

Transactions and balances disclosed as with "Associated" companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as "Other".

The transactions and balances with related parties are shown below:

                                   (all amounts in thousands of U.S. dollars)
        Nine-month period ended September 30, 2007
                                                              Associated (1)       Other           Total
                                                         --------------------------------------------------
(i)     Transactions
        (a) Sales of goods and services
        Sales of goods                                               74,494         30,731         105,225
        Sales of services                                            16,314          4,073          20,387
                                                         --------------------------------------------------
                                                                     90,808         34,804         125,612
                                                         --------------------------------------------------

         (b) Purchases of goods and services
         Purchases of goods                                         188,436          14,627        203,063
         Purchases of services                                       69,608          57,821        127,429
                                                         --------------------------------------------------
                                                                    258,044          72,448        330,492
                                                         --------------------------------------------------

        Nine-month period ended September 30, 2006
                                                           Associated (2)       Other           Total
                                                         --------------------------------------------------
(i)     Transactions
        (a) Sales of goods and services
        Sales of goods                                               96,672         44,332         141,004
        Sales of services                                            13,586          2,661          16,247
                                                         --------------------------------------------------
                                                                    110,258         46,993         157,251
                                                         --------------------------------------------------

         (b) Purchases of goods and services
         Purchases of goods                                          66,658          16,903         83,561
         Purchases of services                                        8,368          58,254         66,622
                                                         --------------------------------------------------
                                                                     75,026          75,157        150,183
                                                         --------------------------------------------------


11       Related party disclosures (Cont'd)

         At September 30, 2007
                                                           Associated (1)        Other          Total
                                                         --------------------------------------------------
(ii)     Period-end balances

         (a) Related to sales / purchases of goods /
         services
         Receivables from related parties                            57,764           7,903         65,667
         Payables to related parties                               (65,942)        (10,047)       (75,989)
                                                         --------------------------------------------------
                                                                    (8,178)         (2,144)       (10,322)
                                                         --------------------------------------------------


         (b) Other balances                                               -               -              -

         (c) Financial debt
         Borrowings (4)                                            (28,057)               -       (28,057)

         At December 31, 2006
                                                           Associated (3)        Other          Total
                                                         --------------------------------------------------
(ii)     Period-end balances

         (a) Related to sales / purchases of goods /
         services
         Receivables from related parties                            25,400          14,429         39,829
         Payables to related parties                               (37,920)        (13,388)       (51,308)
                                                         --------------------------------------------------
                                                                   (12,520)           1,041       (11,479)
                                                         --------------------------------------------------

         (b) Other balances                                           2,079               -          2,079

         (c) Financial debt
         Borrowings (5)                                            (60,101)               -       (60,101)

(1) Includes Ternium S.A. and its subsidiaries ("Ternium"), Condusid C.A. ("Condusid"), Finma S.A.I.F ("Finma"), Lomond Holdings B.V. group ("Lomond"), Dalmine Energie S.p.A. ("Dalmine Energie"), Socotherm Brasil S.A. ("Socotherm"), Hydril Jindal International Private Ltd. and TMK - Hydril JV.
(2) Includes Ternium and Condusid. It also includes Finma since September 1,
2006.
(3) Includes Ternium, Condusid, Finma, Lomond and Dalmine Energie.
(4) Includes convertible loan from Sidor to Materiales Siderurgicos S.A. ("Matesi") of $26.0 million at September 30, 2007.
(5) Includes convertible loan from Sidor to Matesi of $58.4 million at December 31, 2006.




                                                                   Ricardo Soler
                                                         Chief Financial Officer